SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*


                               Techne Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   878377 10 0
     -----------------------------------------------------------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))







                                Page 1 of 4 Pages

                                  SCHEDULE 13G
--------------------------                  ------------------------------------
CUSIP No.   878377 10 0                         Page   2     of     4    Pages
                                                     -------    --------
--------------------------                  ------------------------------------

------------- ------------------------------------------------------------------
1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Roger C. Lucas
------------- ------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [  ]
                                                                      (b) [  ]

------------- ------------------------------------------------------------------
3             SEC USE ONLY

------------- ------------------------------------------------------------------
4             CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S.A.
------------------------- --------- --------------------------------------------
       NUMBER OF          5         SOLE VOTING POWER
         SHARES                     226,228 (includes 60,000 shares
      BENEFICIALLY                  obtainable upon exercise of options
        OWNED BY                    exercisable at December 31, 1997)
          EACH
       REPORTING
         PERSON
          WITH
                          --------- --------------------------------------------
                          6         SHARED VOTING POWER
                                    604,778
                          --------- --------------------------------------------
                          7         SOLE DISPOSITIVE POWER
                                    226,228 (includes 60,000 shares obtainable
                                    upon exercise of options exercisable at
                                    December 31, 1997)
                          --------- --------------------------------------------
                          8         SHARED DISPOSITIVE POWER
                                    63,800
------------- ------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 831,006 (includes 60,000 shares obtainable upon exercise of options exercisable at December 31, 1997)
------------- ------------------------------------------------------------------
10            CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*    ____

------------- ------------------------------------------------------------------
11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              4.4%
------------- ------------------------------------------------------------------
12            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
              IN
------------- ------------------------------------------------------------------

Item 1(a)         Name of Issuer:

                  Techne Corporation

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  614 McKinley Place N.E.
                  Minneapolis, MN 55413

Item 2(a)         Name of Person Filing:

                  See Cover Page Item 1

Item 2(b)         Address of Principal Business Office or, if none, residence:

                  41 E. Pleasant Lake Road
                  North Oaks, MN 55127

Item 2(c)         Citizenship:

                  See Cover Page Item 4

Item 2(d)         Title of Class of Securities:

                  Common Stock

Item 2(e)         CUSIP No.:

                  See Cover Page

Item 3            Statement Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

                  Not applicable

Item 4(a)         Amount Beneficially Owned:

                  See Cover Page Item 9

Item 4(b)         Percent of Class:

                  See Cover Page Item 11

Item 4(c)         Number of Shares as to Which Such Person Has:

                  (i) sole power to vote or to direct the vote: See Cover Page Item 5
                  (ii) shared power to vote or to direct the vote: See Cover Page Item 6
                  (iii) sole power to dispose or to direct the disposition of: See Cover Page Item 7

                               Page 3 of 4 Pages

                  (iv) shared power to dispose or to direct the disposition of: See Cover Page Item 8

Item 5            Ownership of Five Percent or Less of a Class:

                  Reporting person has ceased to be the beneficial owner of more than 5% of the Issuer's Common Stock.

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Not applicable

Item 8            Identification and Classification of Members of the Group:

                  Not applicable

Item 9            Notice of Dissolution of Group:

                  Not applicable

Item 10           Certification:

                  Not applicable


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 31, 1997.


Dated:  February  5, 1998

                                                      /s/ Roger C. Lucas
                                                      Roger C. Lucas


                               Page 4 of 4 Pages